Atlantic Generation, Inc.
Consolidated Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of September 30, 2004
ASSETS	
Current Assets	
Cash	*
Accounts receivable	*
	*
Investments	
Investment in ATE	*
Investment in Energy Investors Fund	*
Investment in electric generating facilities	*
Other investments	*
	*
Property, Plant and Equipment	
Property, plant and equipment	*
Less: Accumulated depreciation	*
Net Plant	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Accounts payable to associated companies	*
Interest and taxes accrued	*
	*
Deferred Credits and Other Liabilities	*
Capitalization	
Additional paid-in capital	*
Retained deficit	*
Total equity	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility
Holding Company Act of 1935.

Atlantic Generation, Inc
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Nine Months Ended September 30, 2004
OPERATING REVENUES	*
OPERATING EXPENSES	
Operation and maintenance	*
Depreciation and amortization	*
	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility
  Holding Company Act of 1935.